Exhibit 99.175

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Fire & Flower and Hifyre Complete Acquisitions of PotGuide and Wikileaf

Completion of acquisitions continues Fire & Flower’s execution of expanded digital strategy to develop virtual online dispensaries

TORONTO, September 15, 2021 – Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF; OTCQX: FFLWF) and its wholly-owned subsidiary Hifyre™ Inc. (“Hifyre”), today announced the closings of its previously announced acquisitions of all issued and outstanding shares of PGED Corp., (“PotGuide”), one of the world’s largest cannabis websites and content platforms, and certain digital assets of Wikileaf Technologies, (“Wikileaf”), an online platform for cannabis enthusiasts and consumers.

As Hifyre focuses on expanding its virtual presence and the Company’s e-commerce revenue channels, the additions of PotGuide and Wikileaf are expected to enhance Hifyre’s asset-light approach and provide a scalable entry point to capture new customers and Spark Perks™ members in both Canada and the U.S. As two of the most visited websites and content platforms serving the cannabis industry in North America, Hifyre intends to leverage the significant user traffic generated by these sites to convert digital visitors into cannabis and accessory purchases fulfilled by Fire & Flower’s retail network. Additionally, the acquisitions are expected to provide Hifyre with a U.S. base for technology and operations.

“Since day one, we’ve been focused on becoming the most technology-forward retailer serving the cannabis space by leveraging our vast retail expertise alongside our powerful Hifyre data and analytics platform. Through our expanded digital strategy and strategic acquisitions, we are building an asset-light business model that, in concert with our existing physical retail network, is expected to deliver high- margin opportunities, recurring revenue and further engrain customer loyalty with Fire & Flower,” said Trevor Fencott, Chief Executive Officer of Fire & Flower.

With an existing base of subscribers totaling approximately 225,000, PotGuide and Wikileaf subscribers will be invited to enroll in Fire & Flower’s Spark Perks™ member program to unlock unique consumer benefits and discounts. The Spark Perks™ program, which already boasts over 310,000 subscribers allows Hifyre to develop individualized customer profiles that can deliver personalized product recommendations as well as rewards and discounts on future purchases. The program also helps the Hifyre IQ data analysis platform build a real-time understanding of cannabis consumer preferences and purchasing trends across North America to the benefit of Fire & Flower and its strategic partners.

Total consideration for the purchase of PotGuide is approximately US$8.5 million, payable by way of US$4.0 million cash consideration and 5,978,050 common shares of Fire & Flower (“Common Shares”) based upon the Company’s 10-day volume weighted average price as of August 25, 2021, the date of the definitive agreement related to the PotGuide acquisition.

Total consideration for the purchase of Wikileaf is $7.5 million, payable by way of 8,017,103 Common Shares based upon the Company's 10-day volume weighted average price as of August 3, 2021, the date of the definitive agreement related to the Wikileaf acquisition

To learn more about PotGuide and Wikileaf, visit https://potguide.com and https://wikileaf.com.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 90 corporate- owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre, to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with Fire & Flower U.S. Holdings upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

About Hifyre

The Hifyre Digital Retail and Analytics Platform is a proprietary ecosystem of products that includes the Spark Perks member program, Hifyre ONE retail software platform and the Hifyre IQ cannabis data and analytics platform.

The Hifyre platform also supports Fire & Flower’s advanced operations and provides a competitive advantage in providing a tailored digital experience and understanding consumer behaviours in the evolving cannabis market.

To learn more about Hifyre, visit www.hifyre.com.

For More Information Contact:

Investor Relations

investorrelations@fireandflower.com

1-833-680-4948

Media Relations

media@fireandflower.com

780-784-8859

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking information in this news release includes, but is not limited to, statements in respect of the integration of PotGuide and Wikileaf into the Company’s operations and digital strategy.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and the heading “Risks and Uncertainties” in the management discussion and analysis for quarter ended May 1, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this new release are made as of the date of this news release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.